UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 21)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              L Q Corporation, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  53631T102000
                                 (CUSIP Number)

                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 19, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 53631T102000

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MM Companies, Inc.
     54-1811721
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    none
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           none
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     none
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barington Companies Equity Partners, L.P.
     13-4088890
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    481,700
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,057,400
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           481,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,057,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,057,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ramius Securities, LLC
     58-2253019
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    246,512
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           246,512
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,512
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barington Capital Group, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    575,700
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,057,400
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           575,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,057,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,057,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starboard Value & Opportunity Fund, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    741,188
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           741,188
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     741,188
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

            Introduction. This Amendment No. 21 amends and supplements the
Schedule 13D, dated October 9, 2001, as amended to date (the "Schedule 13D")(1), originally filed with the Securities and Exchange Commission by MM Companies, Inc., formerly known as musicmaker.com, Inc., Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.

            Item 2(a) - (c) of Schedule 13D, "Identity and Background" is deleted in its entirety and replaced with the following:

      (a) - (c) This statement is being filed by MM Companies, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC, Barington Capital Group, L.P., and Starboard Value & Opportunity Fund, LLC (collectively, the "Reporting Entities").

      MM Companies, Inc. is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of musicmaker.com, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of MM Companies, Inc. and their principal occupations and business addresses are set forth on Schedule I of Amendment No. 17 to the Schedule 13D.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money

----------
(1) This Amendment No. 21 follows filings described as Amendments No. 18, 19 and 20 to Schedule 13D filed separately by Jewelcor Management, Inc.

management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Barington Capital Group, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Chairman, President and Chief Executive Officer of LNA Capital Corp.

      Starboard Value & Opportunity Fund, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of Starboard Value & Opportunity Fund, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

            Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

      On May 19, 2004, Barington Capital Group, L.P., Starboard Value & Opportunity Fund, LLC and Ramius Securities, LLC purchased 565,700 shares, 475,188 shares and 128,512 shares of Common Stock, respectively, for purchase prices of $243,251.00, $204,330.84 and

$55,260.16. These purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

      On May 19, 2004, pursuant to the terms of a securities purchase agreement, dated May 13, 2004, Jewelcor Management, Inc. sold 237,750 shares of Common Stock of the Company to Barington Capital Group, L.P. and 237,750 shares of Common Stock of the Company to Starboard Value & Opportunity Fund, LLC. On the same date, MM Companies, Inc. sold 327,950 shares to Barington Capital Group, L.P., 237,438 shares to Starboard Value & Opportunity Fund, LLC and 90,512 shares to Ramius Securities, LLC. Each entity purchased shares of Common Stock at a price per share of $0.43.

      MM Companies, Inc. no longer beneficially own any shares of Common Stock. This entity disclaims membership in any "group" with Barington Companies Equity Partners, L.P., Ramius Securities, LLC, Barington Capital Group, L.P., and Starboard Value & Opportunity Fund, LLC for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, and will not be included in future amendments to this Schedule 13D.

            Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Entities own an aggregate of 2,045,100 shares of Common Stock, representing approximately 8.8% of the outstanding shares of Common Stock based upon the 23,176,858 shares of Common Stock reported by the Company to be issued and outstanding as of May 11, 2004 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

      As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 481,700 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

      As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 246,512 shares of Common Stock, representing 1.0% of the outstanding shares of Common Stock.

      As of the date hereof, Barington Capital Group, L.P. beneficially owns an aggregate of 575,700 shares of Common Stock, representing 2.5% of the outstanding shares of Common Stock.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 741,188 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.1 Securities Purchase Agreement among Jewelcor Management, Inc., Seymour Holtzman, Barington Capital Group, L.P., James A. Mitarotonda and Ramius Securities, LLC dated as of May 13, 2004.

      99.2 Agreement of Joint Filing among MM Companies, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC, Barington Capital Group, L.P., and Starboard Value & Opportunity Fund, LLC dated May 25, 2004.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2004

                                        MM COMPANIES, INC.

                                        By /s/ Seymour Holtzman
                                           -------------------------------------
                                         Name:  Seymour Holtzman
                                         Title: Chairmain of the Board


                                        BARINGTON COMPANIES EQUITY PARTNERS,
                                        L.P.

                                        By: Barington Companies Investors, LLC,
                                            its general partner

                                        By /s/ James Mitarotonda
                                           -------------------------------------
                                         Name:  James Mitarotonda
                                         Title: Manager


                                        RAMIUS SECURITIES, LLC

                                        By: Ramius Capital Group, LLC, its
                                            managing member

                                        By /s/ Peter A. Cohen
                                           -------------------------------------
                                         Name:  Peter A. Cohen
                                         Title: Manager

                                        BARINGTON CAPITAL GROUP, L.P.

                                        By: LNA Capital Corp., its General
                                            Partner

                                        By /s/ James Mitarotonda
                                           -------------------------------------
                                         Name:  James Mitarotonda
                                         Title: President and Chief Executive
                                                Officer


                                        STARBOARD VALUE & OPPORTUNITY FUND, LLC

                                        By: Admiral Advisors, LLC, its Managing
                                            Member

                                        By /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                         Name:  Jeffrey M. Solomon
                                         Title: Authorized Signatory